

January 25, 2018

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

>   **Re: Citius Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2018**
>   **File No. 333-222538**

Dear Mr. Holubiak:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed January 12, 2018

Incorporation of Certain Documents by Reference, page 63

1.   Please revise your disclosure to incorporate by reference your definitive proxy statement filed on December 13, 2017 and current reports on Form 8-K filed on October 10, 2017, October 24, 2017, October 31, 2017, November 7, 2017 (two), November 9, 2017, December 1, 2017 and December 19, 2017. Refer to Item 12(a)(2) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Myron Holubiak
Citius Pharmaceuticals, Inc.
January 25, 2018
Page 2

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Alec Donaldson, Esq.